Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at our general meetings. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Board announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.000000625 per share (the “Ordinary Shares”), to attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Friday, May 27, 2022, Beijing time (the “Ordinary Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, May 27, 2022, Beijing time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares issued by The Bank of New York Mellon, as depositary of the ADSs, and representing our Ordinary Shares, may attend the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued in due course.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, May 11, 2022

As at the date of this announcement, our board of directors comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.